OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

INCOME OPPORTUNITY REALTY INVESTORS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
452926-10-8
(CUSIP Number)
Steven C. Metzger
Metzger & McDonald PLLC
3626 N. Hall Street, Suite 800
Dallas, Texas 75219
(214) 740-5030
(214) 528-3838 (Facsimile)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Syntek West, Inc., 75-1836450

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: -0-

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,382,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No.	452926-10-8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Syntek Acquisition Corp., FEI No. 42-1590653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF/OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

	7	SOLE VOTING POWER: 2,382,669

NUMBER OF

SHARES	8	SHARED VOTING POWER: -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER: 2,382,669
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,382,669

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 57.17%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

Item 1. Security and Issuer
     This Amendment No.1 to Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of Income Opportunity Realty Investors, Inc., a Nevada corporation (the “Issuer” or “IOT”) and amends the Original Statement on Schedule 13D (the “Original Statement”) filed on behalf of the “Reporting Persons” described below. The principal executive offices of IOT are located at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. The CUSIP No. of the Shares is 452926-10-8.
     This Amendment No. 1 to Schedule 13D is being filed to reflect an agreement entered into by one of the Reporting Persons to purchase up to 91,200 Shares from one entity in the future. See Item 6 below.
Item 2. Identity and Background
     This Amendment is filed on behalf of Syntek West, Inc., a Nevada corporation (“SWI”) and Syntek Acquisition Corp., a Nevada corporation (“SAC”), which is a wholly-owned subsidiary of SWI. All of the issued and outstanding Common Stock of SWI is owned by Gene E. Phillips. Each of SWI and SAC has its principal executive offices located at 1800 Valley View Lane, Suite 100, Dallas, Texas 75234. SWI and SAC are collectively referred to as the “Reporting Persons.” Mr. Gene E. Phillips’ business address is 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. Mr. Gene E. Phillips’ present principal occupation is Chief Executive Officer and President of SWI. Mr. Gene E. Phillips is a citizen of the United States of America. The name, business address and capacity with SWI of each of the current executive officers or directors of SWI are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. The name, business address and capacity with SAC of each of the current executive officers or directors of SAC are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America.
Item 5. Interest in Securities of the Issuer
     (a) According to the latest information available from the Issuer, as of November 7, 2006, the total number of issued and outstanding Shares of IOT was 4,168,035 Shares. As of December 30, 2006, the Reporting Persons own and hold directly the following Shares:

	No. of Shares Owned	Approximate Percent
Name	Directly	of Class
SWI	-0-	0.0%
SAC	2,382,669	57.17%

	2,382,669	57.17%

     Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of SWI and SAC may be deemed to beneficially own the number of Shares directly owned by SAC described above. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3 and the approximate percent of class, as well as the relationship, are set forth in the following table:

		No. of
		Shares
		Beneficially	Percent of
Name of Director	Entity	Owned	Class
Gene E. Phillips	SAC and SWI	2,382,669	57.17%
R. Neil Crouch II	SAC and SWI	2,382,669	57.17%

Total Shares beneficially owned by Reporting Persons and individuals listed above:		2,382,669	57.17%

     (b) Each of the directors of SAC share voting and dispositive power over the 2,382,669 Shares held by SAC.
     (c) During the sixty calendar days ended December 30, 2006, the Reporting Persons and their respective executive officers and directors did not engage in any transactions in the Shares or any other equity interest derivative thereof.
     (d) No person other than the Reporting Persons or the members of their respective Boards of Directors is known to the have the right to receive or the power to direct receipt of dividends from, or proceeds of sale of, the Shares of IOT held by SAC.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     On December 30, 2006, SWI executed a written Stock Purchase Agreement (the “Purchase Agreement”) dated December 30, 2006 with Loeb Partners Corporation (“Loeb”) which was joined by George D’Angelo, GJD Partners LP and Value Equity Advisors, Inc. (all collectively the “D’Angelo entities”). Pursuant to the Purchase Agreement, SWI is to purchase on February 28, 2007 from Loeb an aggregate of 91,200 Shares (approximately 2.18% of the Shares outstanding) for cash at a price of $7 per Share. Such purchase is to occur on February 28, 2007 (or such later date as the parties may mutually agree) from Loeb which is to deliver on that date Shares now owned by Loeb free and clear of any liens or encumbrances. Loeb and the D’Angelo Entities have also agreed to a “standstill” arrangement for a period of one year after the closing actually occurs.
Item 7. Material to be Filed as Exhibits
     None.

SIGNATURES
     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this initial Statement on Schedule 13D is true, complete and correct.
     Dated: January 10, 2006.

SYNTEK WEST, INC.

By:	/s/ R. Neil Crouch II

R. Neil Crouch II, Vice President, Treasurer and Secretary

SYNTEK ACQUISITION CORP.

By:	/s/ R. Neil Crouch II

R. Neil Crouch II, Vice President, Treasurer and Secretary

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK WEST, INC.

Present Business in
Name and Capacity with		which Employment is
Syntek West, Inc.	Business Address	Conducted
Gene E. Phillips,	1800 Valley View Lane	Chief Executive
Director, Chief	Suite 300	Officer and President,
Executive Officer and	Dallas, TX 75234	Syntek West, Inc.
President

R. Neil Crouch II,	1800 Valley View Lane	Vice President,
Director, Vice	Suite 100	Treasurer and Secretary,
President, Treasurer and	Dallas, Texas 75234	Syntek West, Inc.
Secretary

SCHEDULE 2
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK ACQUISITION CORP.

Present Business in
Name and Capacity with		which Employment is
Syntek Acquisition Corp.	Business Address	Conducted
Gene E. Phillips,	1800 Valley View Lane	Chief Executive
Director, Chief	Suite 300	Officer and President,
Executive Officer and	Dallas, TX 75234	Syntek West, Inc.
President

R. Neil Crouch II,	1800 Valley View Lane	Vice President,
Director, Vice	Suite 100	Treasurer and Secretary,
President, Treasurer and	Dallas, Texas 75234	Syntek West, Inc.
Secretary